  Exhibit 99.1

High Tide to Open New Canna Cabana in Toronto, Ontario

CALGARY, AB, May 15, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 150 Silver Reign Drive in Toronto, Ontario, is expected to begin selling recreational cannabis products and consumption accessories for adult use on May 17, 2026. This opening brings High Tide's total store count to 222 Canna Cabana locations across Canada and 98 in the province of Ontario.

High Tide Inc., May 15, 2026 (CNW Group/High Tide Inc.)

This new Canna Cabana location in Toronto's Rexdale neighbourhood is strategically positioned within an established power centre, anchored by leading big-box retailers and co-located alongside national specialty chains and quick-service restaurants. The opening marks Canna Cabana's first entry into this trade area, with no other Canna Cabana locations nearby. The site serves a dense and growing community of more than 263,000 residents within five kilometres, supported by strong household income demographics, and is well positioned to welcome adult-use cannabis consumers from across Etobicoke and northwest Toronto.

"This new Rexdale location further strengthens our presence in the Greater Toronto Area and expands Canna Cabana into a high-density retail corridor with attractive long-term demand characteristics. We believe our differentiated discount-club model continues to resonate with consumers seeking value, convenience, and a broader loyalty-driven retail experience," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"As we approach 100 stores in Ontario and 222 stores nationally, we continue to focus on profitable and disciplined expansion that enhances our competitive advantages and deepens our connection with consumers. We believe our differentiated retail model and growing Cabana Club ecosystem position us to further consolidate market share in Canada's largest cannabis market," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 222 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are often, but not always, identified by words such as "expect", "intend", "plan", "believe", "anticipate", "estimate", "may", "will", "could", "should" and similar expressions. Forward-looking statements in this news release include, without limitation, statements relating to: the expected timing of the opening of the new store and the commencement of sales at that location; the expected benefits of the store location and management's expectations regarding demand characteristics, customer traffic and competitive positioning in the surrounding trade area; and management's expectations regarding the Company's retail expansion strategy, including statements regarding further market share consolidation and the expected benefits of the Company's retail model and loyalty ecosystem.

Forward-looking statements are based on management's current expectations and assumptions as of the date of this news release, including assumptions regarding: the receipt of any required regulatory approvals and authorizations for the store opening; the accuracy and continued applicability of third-party and internal market, demographic and competitive data relied upon by management; and the Company's ability to execute its retail expansion plans and operate the new store as anticipated.

Forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially, including, without limitation: delays or inability to obtain required regulatory approvals or authorizations; changes in competitive, market or consumer conditions; operational risks associated with opening and operating new stores; and the other risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001312206

CO: High Tide Inc.

CNW 06:00e 15-MAY-26